

September 15, 2011

<u>Via Facsimile</u>
John F. Gehring
Chief Financial Officer
ConAgra Foods, Inc.
One ConAgra Drive
Omaha, Nebraska 68102

   Re: ConAgra Foods, Inc.
     Form 10-K For Fiscal Year Ended May 29, 2011
     Filed July 19, 2011
     File No. 001-07275

Dear Mr. Gehring:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended May 29, 2011

Financial Statements and Supplementary Data, page 36

Note 1. Summary of Significant Accounting Policies, page 41

Property, Plant and Equipment, page 41

1. We note that you sell products under a number of different brands and that you own most of the related manufacturing facilities. Please clarify for us how these brands and facilities relate to your lowest level of identifiable cash flows that is used to recognize and measure impairment, as provided by FASB ASC 360-10-35-23.

2. In addition, please clarify for us how you consider declines in revenue as a factor for when you test the recoverability of these manufacturing facilities under FASB ASC 360-

10-35-21. As part of your response, address, for example, how you viewed the long-lived assets related to Egg Beaters and Orville Redenbacher's which have posted sales declines for eight and five consecutive quarters, and Blue Bonnet which posted a sales decline of 19% in fiscal 2010.

Note 2. Discontinued Operations and Divestitures, page 44

3.   Please provide us an estimate of the total amount you will purchase from the Gilroy Foods & Flavors divested business over the five year agreement period. In addition, tell us how the purchase prices contained in the agreements compare to purchase prices that could have been obtained by you from other third parties at the time the agreements were signed.

Note 7. Variable Interest Entities, page 51

4.   Please provide us an estimate of the purchase price under the Lamb Weston BSW put option and tell us how you considered disclosing this amount here and in the obligations and commitments section of your filing.

Note 22. Business Segments and Related Information, page 79

5.   We note that you report your operations in the Consumer Foods and Commercial Foods reporting segments, and that these segments include a number of different categories of products. To help us gain a better understanding of how the different categories of products relate to your segment presentation under FASB ASC 280-10, please:

- Clarify for us and in your filing whether operating segments have been aggregated, and, if applicable, provide us your analysis of the economic characteristics of the aggregated operating segments used to support aggregation;

- Identify for us the positions that are your chief operating decision maker and segment managers, and describe for us the factors you considered in reaching your conclusion;

- Describe for us your process for preparing your operating and capital expenditure budgets, including the preparation and approval steps, the participation by your chief operating decision maker and segment managers, and the financial information utilized;

- Describe for us the process utilized by the chief operating decision maker to assess performance of your operating segments, and provide us a copy of the financial reports and any presentations related to the assessment of the fourth quarter operating results; and

- Describe for us the significant resource allocation decisions made during fiscal 2011 by your chief operating decision maker.

<u>Closing Comments</u>

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer O'Brien at (202) 551-3721 or Michael Fay at (202) 551-3812 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3489 with any other questions.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant